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                             January 12, 2023

       Diego Cabrera Canay
       Chief Financial Officer
       DLocal Limited
       Dr. Luis Bonavita 1294
       Montevideo, Uruguay 11300


                                                        Re: DLocal Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            Response dated
January 6, 2023
                                                            File No. 001-40451

       Dear Diego Cabrera Canay:

               We have reviewed your January 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 7, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       5. Segment Reporting, page F-28

   1. Your response to comment 4 and your proposed disclosures included in Exhibit D to your response indicate that
material non-current assets in other countries are described in Note
                                                        20. However, we were
unable to locate these disclosures in Note 20. Please advise or revise.
 Diego Cabrera Canay
DLocal Limited
January 12, 2023
Page 2

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769
with any questions.



FirstName LastNameDiego Cabrera Canay                   Sincerely,
Comapany NameDLocal Limited
                                                        Division of Corporation
Finance
January 12, 2023 Page 2                                 Office of Trade &
Services
FirstName LastName